

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Jeffrey N. Maggioncalda
Chief Executive Officer
Coursera, Inc.
381 E. Evelyn Ave.
Mountain View, CA 94041

      Re: Coursera, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted February 5, 2021
          CIK No. 0001651562

Dear Mr. Maggioncalda:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated February 3, 2021.

Form S-1/A DRS filed February 5, 2021

Prospectus Summary, page 1

1.   We note your response to prior comment 2 regarding how you calculate Learners and Registered Learners. With respect to Registered Learners, please clarify how you determine whether any Registered Learners are active users of your platform. It is not clear, for example, if a Learner that registered years ago and had not logged on or been a paid user for years would still be included in these amounts. Further, please clarify that the Registered Learners measure is not a measure of active engagement.

Risk Factors

Our amended and restated charter that will be in effect upon the closing of this offering will designate the Court of Chancery …, page 67

2.   We note your response to prior comment 3 regarding your exclusive forum provision. Please clarify whether derivative lawsuits that are based on Exchange Act claims would be subject to the exclusive forum provision and if they would be heard in District of Delaware in federal court.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non GAAP Financial Measures, page 90

3.   With respect to each non-GAAP measure, disclose with equal or greater prominence the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Results of Operations

Comparison of Years ended December 31, 2019 and 2020, page 94

4.   We note that you added a discussion of several key metrics that address trends in the number of Enterprise customers. However, the presentation still does not explain how your revenues are impacted by changes in the average number of seats per subscription or the price per seat for these subscriptions. Please expand the discussion of revenues to clearly explain the changes in revenues due to price and volume changes for each of your segments. Refer to Financial Reporting Codification 501.04 for guidance.

Financial Statements

Note 9. Stockholders' Deficit, page F-24

5.   Refer to your response to comment 21. We note that you issued $130 million of Series F preferred shares for $17.00 per share at the time of the June 2020 valuation. Please supplementally confirm the date of issuance of this series of preferred shares and the share price received. Due to the proximity of this preferred stock issuance, which terms require a one-for-one conversion into common stock at the time of an IPO, and your decision to pursue an IPO a few months subsequent the issuance, it appears that this issuance of preferred shares would provide an important basis for determining the fair value of your common stock at the time. Please tell us, in detail, why this was only used as a reasonableness check against the PWERM approach and not used as an indication of the fair value of your common stock at the time of issuance for your June 2020 valuation and the reason why this issuance did not have a greater impact on your determination of fair value as of September 2020, which you determined to be only $15.17.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Davina K. Kaile, Esq.